4550 Towne Centre Court | San Diego, California | 92121

October 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: C. Westbrook

Re:	La Jolla Pharmaceutical Company (the “Company”)
Registration Statement on Form S-3
File No. 333-227818

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Time) on October 25, 2018, or as soon thereafter as is practicable.

Very truly yours, La Jolla Pharmaceutical Company

By:	/s/ Dennis M. Mulroy
Name:	Dennis M. Mulroy
Title:	Chief Financial Officer